Filed by Hyperion Solutions Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Brio Software, Inc.
Commission File No.: 000-23997

     The following materials were distributed by Hyperion Solutions Corporation to industry analysts during the late afternoon (PDT) of July 24, 2003.

July 23, 2003 Hyperion to Acquire Brio Extending Hyperion's leadership as the world's largest provider of business performance management software Industry Analyst Briefing

Agenda Strategic Rationale Brio Leadership Product Synergies & Integration Principles Customer Benefits Summary

News Summary Hyperion signs agreement to acquire Brio to extend leadership in Business Performance Management Hyperion signs interim OEM agreement to bring Brio enterprise reporting, query & analysis and dashboard capabilities to Hyperion customers

Leader in Business Performance Management BI Apps Hyperion 275 219 Cognos 397 47 SAS 354 42 Oracle 212 56 SAP 118 65.3 PeopleSoft 15 34 #1 in Budgeting & Planning #1 in Financial Consolidation #1 in Business Performance Management "Visionary" in Corporate Performance Management Source: IDC, 2003 2002 Share Hyperion+Brio 0.105 Cognos 0.095 SAS 0.084 Oracle 0.038 SAP 0.039 PeopleSoft 0.01 All Other 0.628 Source: IDC, 2003 BPM /BI 2002 Market Shares

Strategic Rationale Strengthen competitive position and market leadership Expand our addressable market to larger number of users Expand BPM to all corners of the enterprise Capture customers early in the BPM adoption cycle Drive adoption of BPM as an enterprise standard and position Hyperion as strategic vendor to IT

BPM Adoption Cycle Begins With With Query & Reporting

Why Brio? Shared vision Innovation and award-winning products Adds complementary product capabilities to our platform Interactive Query & Analysis Enterprise Reporting Foundation for enterprise-wide dashboards and metric deployment Leader in ease of use Rapid deployment = Low TCO Easily deployed to tens and thousands of users Extends our reach beyond Finance

Brio - An Established Business Intelligence Company Company Size 500 Employees Direct Operations in 9 Countries Dates of Record 1989 Incorporated 1998 Public Offering Customers 75% of Fortune 100 55% of Fortune 1000 10,000 Customer Sites Worldwide Differentiation Comprehensive, Integrated BI Suite Easiest to Use & Manage Time to Value Lowest Total Cost of Ownership

Brio's Blue Chip Customer Base

Independently Validated ROI Leadership Toyota Motor Sales USA uses Hyperion Intelligence to improve business performance for inventory and logistics analysis - lowering transportation and inventory costs 600% return on investment in 2 months Validated by Nucleus Research Operational dashboards 2,300 sales, marketing and distribution managers Track 1.8 million vehicles annually from point of manufacture to ports of entry, and finally, to the dealers' location. Baseline Magazine Best Business Intelligence Implementation Award

Brio Extends Hyperion's Reach Beyond Finance Financial Sales & Marketing Human Capital Supply Chain Operational BPM North Face uses Hyperion to optimize supply chain operations by analyzing profitability of more than 12,000 products and 2,000 customers Motorola's global HR community uses Hyperion to distribute the company's human resources reports worldwide Intuit marketing and customer service use Hyperion to measure customer satisfaction, sell through effectiveness to adjust their call center strategy BLM deployed Brio to 7,000 staff members to monitor performance, analyze budgets and financial information

Strong Product Leadership Brio Intelligence has highest ease of use ratings by Meta Group and Gartner Award-winning metrics foundation and deployment environment Strong SQR developer community exceeds of 35,000

Acquisition Highlights Will advance Hyperion's position beyond finance and across the enterprise Will unite strategic and day-to-day decision making Broadest application footprint + the easiest to use platform Technology platforms are highly complementary, little product overlap Will expands Hyperion's addressable market, capture customers earlier in the BPM buying cycle

Award winning tool for metrics monitoring and enterprise alignment Sophisticated metrics analysis and management for the entire enterprise Drillable, cross function metrics Intuitive root cause analysis Centralized library for all metrics, decision flows, charts and reports High throughput production reporting for the enterprise and beyond Sophisticated formatting that enables all report layouts and supports all outputs Rich procedural language enables robust reporting data manipulation against any volume of data Unmatched platform support Metrics Builder Brio 8 SQR Brio Product Capabilities and Key Differentiators Tightly integrated, browser-based enterprise query and reporting Gold standard in ease of use Proven, quick time to value Configurable solution for all classes of users Proactive, personalized information delivery

Product Synergies Will broaden reach into operational BPM applications Will strengthen platform with core relational reporting and dashboard capabilities Will add strong business performance centric metrics management functionality to complement scorecard offering Will expand type of data sources usable in Business Performance Management Will drive performance management content distribution throughout the enterprise

Set Goals Model Plan Monitor Analyze Report Shared Information Scenario Testing Goal Setting Scorecarding Performance Measurement Efficiency and Utilization Benchmarking and Metrics Consolidations Management Legal & Statutory Financial Profitability Variance Effectiveness Deviations Metrics Builder Financial Planning Resource Allocation Budgeting Demand Revenues Resources Constraints Profitability Brio Products Fit with Business Performance Management SQR Intelligence Proven high throughput enterprise reporting Integrated query and reporting for all users and all functions Award winning tool for metrics monitoring and enterprise alignment Performance Management 8

ERP's DW SCM Legacy CRM Fit With Business Performance Management BI Platform Business Performance Management Solutions Application Framework Platform Services Organization Products Customers Finances Scorecarding and Dashboards Modeling Planning Budgeting & Forecasting Financial Consolidation and Reporting Tailored Applications

Open Application Foundation Platform Services Integration Services ERP's DW SCM Legacy CRM Developer Studio Reporting & Analysis Studio Dashboard Studio Application Framework Core Services Essbase Analytic Services SQR Reporting Services Intelligence Query Services Performance Metrics Services Unstructured Data MDB Hyperion Platform

Reporting & Analysis Studio Dashboard Studio Application Framework Inside the Studios Hyperion Intelligence Hyperion Analyzer Hyperion Reports Spreadsheet Client Hyperion Metrics Builder Developer Studio Hyperion Application Builder Hyperion Objects Analyzer Toolkit

Complementary Query, Reporting & Analysis Capabilities Hyperion Analyzer Hyperion Reports Brio Intelligence Brio SQR Interactive Multidimensional Query & Analysis Interactive Relational Query & Analysis Structured Financial Reporting Enterprise Reporting Core Capabilities Partial Solution No Capability LEGEND Nominal overlap in interactive OLAP query & analysis No overlap in interactive relational query & analysis Opportunity to integrate structured financial reporting with enterprise reporting No overlap in enterprise reporting arena Opportunity to create best in class Reporting & Analysis Studio leveraging strengths of both companies

A Clear Path to Ubiquitous BPM Enterprise Reporting Hyperion SQR End User Reporting Operational Query Reporting & Analysis Studio Analysis & Information Access Dashboard Studio Enterprise Visibility Plan Strategy Hyperion Business Performance Management Execute

From Strategic to Operational Management Hyperion SQR Line Operational Hyperion Metrics Builder Hyperion Performance Scorecard Executive Hyperion Reporting & Analysis Studio now extends to encompass the information access needs of all stakeholders within the enterprise Hyperion Metrics Builder encompasses performance performance monitoring at all levels of the business, from strategy, to root cause Hyperion Intelligence Hyperion Analyzer Hyperion Reports Spreadsheet Reporting & Analysis Studio

Strategy Management Scorecards KPI Reporting Dashboards Performance Reporting Size of Opportunity Today Increasing Level of Sophistication Size of Opportunity 2007 Estimated that >40% of Fortune 500 are using some type of "Balanced Scorecard" Complementary Scorecard and Dashboard Solutions Brio Metrics Builder Hyperion Performance Scorecard

Dashboards Provide Visibility Into Real-Time Performance From enterprise performance view....... ....through operational monitoring.... Using common definitions and measures ....to root cause analysis

Complementary BPM Capabilities Planning & Modeling Consolidation & Reporting Scorecard OLAP Query & Reporting Analytical Applications Business Intelligence Business Performance Management KPIs Hyperion Hyperion Brio Brio End-to-end, fully-integrated BPM provider Enterprise Reporting

Complementary BI Strengths Hyperion Analyzer Hyperion Reports Brio Intelligence Brio SQR Interactive Multidimensional Query & Analysis Interactive Relational Query & Analysis Structured Financial Reporting Enterprise Reporting Core Capabilities Partial Solution No Capability LEGEND Nominal overlap in interactive OLAP query & analysis No overlap in interactive relational query & analysis Opportunity to integrate structured financial reporting with enterprise reporting No overlap in enterprise reporting arena Opportunity to create best in class Reporting & Analysis Studio leveraging strengths of both companies

Brio Customers Will Gain Access to Greater Resources Preserves and extends existing investments Commitment to innovation, extend and integrate Platform expanded to embrace performance management New application opportunities - both tailored and packaged Clear roadmap to creating a performance accountable organization

Hyperion Customer Benefits Highest ease of use of information access tools Improved price performance advantage for broad enterprise-wide BPM deployments Empower decision makers with intelligent dashboards Real-time visibility into operational data Single vendor for both BPM and BI needs

What Happens To the Crystal Relationship Effective immediately, Hyperion sales will begin selling bundles of Hyperion and Brio products, as well as standalone Brio products Existing customers who have purchased Crystal products from Hyperion or Hyperion's partners will continue to be supported at least through the end of their current annual maintenance term Customers will be offered a migration package to move from Crystal to Brio

Product Integration Principles Continue to market, support and develop existing Brio product lines Align product packaging and value proposition with Essbase XTD Focus Phase One efforts on expanding information consumers by integrating Brio BI tools with Hyperion's BPM applications

Product Integration Priorities Hyperion BPM Applications Brio Query & Reporting Expanded deployments of BPM Apps 1 Leverage Brio Query & Reporting apps, and Information Access to deploy BPM to all stakeholders 2 Enterprise Wide Dashboards Leverage award winning dashboards against Hyperion's strategic strategy, planning and forecasting data Brio Metrics Builder Hyperion Platform 3 Platform Convergence Lower TCO Leverage common services to deliver next generation query, reporting and analysis Brio Platform Hyperion Platform

The next 90 days Transaction targeted to close later this year OEM agreement/Hyperion resells Brio product line today Hyperion will continue to support Crystal customers Companies remain independent during closing window Execute against current plans

Summary 2002 Share Hyperion 0.105 Cognos 0.095 SAS 0.084 Oracle 0.057 SAP 0.039 PeopleSoft 0.01 All Other 0.609 Market Share Leader OLAP End user reporting Enterprise Reporting Scalability Platform Strategy Ease of use Ad hoc query Product Leadership Hyperion Cognos Extends Beyond Finance End Users Choice Innovation ROI Ease of Use

Forward Looking Statements This communication contains forward-looking statements that involve risks and uncertainties concerning Hyperion's proposed acquisition of Brio Software, Hyperion's expected financial performance, as well as Hyperion's strategic and operational plans. Actual events or results may differ materially from those described in this communication due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the transaction will not close, or that the closing may be delayed; the reaction of customers of Hyperion and Brio Software to the transaction; Hyperion's ability to successfully integrate Brio Software's operations and employees the introduction of new products by competitors or the entry of new competitors into the markets for Hyperion's and Brio Software's products; and economic and political conditions in the U.S. and abroad. More information about potential factors that could affect Hyperion's business and financial results is included in Hyperion's Annual Report on Form 10- K for the fiscal year ended June 30, 2002 and its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, including (without limitation) under the captions, "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are on file with the Securities and Exchange Commission (the "SEC") and available at the SEC's website at www.sec.gov. For more information and additional risk factors regarding Brio Software, see the information under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in Brio Software's Annual Report on Form 10-K for the fiscal year ended March 31, 2003 and in other reports filed by Brio Software with the SEC. Neither Hyperion nor Brio Software undertake any obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release.

Additional Information about the proposed merger and where to find it Hyperion and Brio Software intend to file with the SEC a proxy statement/prospectus and other relevant materials in connection with the proposed acquisition (the "Merger") of Brio Software by Hyperion, pursuant to the terms of an Agreement and Plan of Merger and Reorganization among Hyperion, T-Bird Acquisition, Inc., a wholly owned subsidiary of Hyperion, and Brio Software, Inc. The proxy statement/prospectus will be mailed to the stockholders of Brio Software. Investors and security holders of Brio Software are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Hyperion, Brio Software and the proposed Merger. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Hyperion or Brio Software with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Hyperion by contacting Hyperion Investor Relations, 1344 Crossman Avenue, Sunnyvale, CA, 94089, telephone (408) 220-8769. Investors and security holders may obtain free copies of the documents filed with the SEC by Brio Software by contacting Brio Software Investor Relations, 4980 Great America Parkway, Santa Clara, CA 95054 (408) 496-7400. Investors and security holders of Brio Software are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed Merger. Hyperion, Jeff Rodek, Hyperion's Chairman and Chief Executive Officer, and certain of Hyperion's other executive officers and directors may be deemed to be participants in the solicitation of proxies of Brio Software's stockholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Rodek and certain of Hyperion's other executive officers and directors in the solicitation by reading the proxy statement/prospectus statement when it becomes available. Brio Software, Craig Brennan, Brio Software's President and Chief Executive Officer, and certain of Brio Software's other executive officers and directors may be deemed to be participants in the solicitation of proxies of Brio Software's stockholders in connection with the proposed merger. Such individuals may have interests in the proposed Merger, including as a result of holding options or shares of Brio Software common stock. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Brennan and Brio Software's other executive officers and directors in the solicitation by reading the proxy statement/prospectus when it becomes available